VR Holdings, Inc.

1615 Chester Road

Chester, Maryland 21619

July 20, 2010

Ms. Jessica Plowgian

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

VR Holdings, Inc., Form S-1, Filed May 17, 2010, File No. 333-166884

Dear Ms. Plowgian:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated June 11, 2010 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.

We note that your proposed business involves the buying and securitizing of structured settlement lawsuit payments.  Please provide us with a detailed analysis as to whether you would be required to register your activities under the Investment Company Act.

Response:

We have changed our proposed business to eliminate the buying and securitizing of structured settlement lawsuit payments.

2.

Please provide the disclosure contemplated by Item 502(b) of Regulation S-K.

Response:

The requested disclosure has been added on the back cover of the prospectus as follows:

Until _______, 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

3.

Please provide the disclosure required by Item 505 of Regulation S-K.  In your discussion, explain why the company has valued the shares to be offered to the claimants at $4.47, but has valued the shares to be offered by the company for cash at $0.10.

Response:

The request is no longer applicable, inasmuch as the Company is no longer seeking to offer shares for cash.

4.

Please include the disclosure required by Item 506 of Regulation S-K.

Response:

The requested disclosure has been added as follows:

DILUTION

Prior to this offering, we have 394,108,343 shares of our common stock issued and outstanding, of which 26,000,000 are being registered by some our current stockholders in this prospectus.

The following table reflects the possible dilution between the price paid by present stockholders and the price to be paid by subscribers to this offering as of March 31, 2010:

	Average Consideration	Percentage Of Consideration 25% Subscription	Percentage Of Consideration 50% Subscription	Percentage Of Consideration 75% Subscription	Percentage Of Consideration 100% Subscription	Total Consideration and Number of Shares Issued
Current stockholders	$0.02	91%	84%	78%	73%	$8,477,176 394,108,343
Investors in this offering	$0.10	9%	16%	22%	27%	$3,164,435 31,644,346

The following table will show the net tangible value of the shares as of March 31, 2010 before and after shares are subscribed in this offering:

	Before Offering	25% of Offering	50% of Offering	75% of Offering	100% of Offering
Net Tangible Book Value Per Share	$(0.019)	$(0.017)	$(0.015)	$(0.013)	$(0.01)
Increase in Net Tangible Book Value for Current Investors	N/A	$0.002	$0.004	$0.006	$0.009
Dilution Factor to New Investors	N/A	$(0.117)	$(0.115)	$(0.113)	$(0.11)

The above table indicates that our net tangible book value per share is currently $(0.019).  If 25 percent of this offering were subscribed to, you would lose $0.117, or 117 percent of the $0.10 you paid per share.  If 50 percent of this offering were subscribed to, you would lose $0.115, or 115 percent of the $0.10 you paid per share.  If 75 percent of this offering were subscribed to, you would lose $0.113, or 113 percent of the $0.10 you paid per share.  If 100 percent of this offering were subscribed to, you would lose $0.11, or 110 percent of the $0.10 you paid per share.

“Dilution” means the difference between our public offering price of $0.10 per share and our pro-forma net tangible book value per share after giving effect to this offering.  Net tangible book value per share is determined by dividing the tangible net worth, consisting of tangible assets less total liabilities, by the number of shares outstanding.  The above table shows the net tangible book value of our shares both before and after the completion of this offering.

5.

Because this is a best efforts, no minimum offering, please revise your Use of Proceeds, Capitalization, Dilution and Management’s Discussion and Analysis sections to reflect the sale of varying amounts of the total amount being offered.  At a minimum, revise your disclosure to show the impact of 10%, 50% and 100% of the shares being sold.

Response:

We have changed our offering to eliminate the sale of shares of our common stock to investors for cash.  Therefore, there will be no proceeds raised from our offering and there is no need to modify the Use of Proceeds, Capitalization, Dilution and Management’s Discussion and Analysis sections to reflect the sale of varying amounts of the total amount being offered.

Registration Statement Cover Page

6.

Please revise to include all appropriate checkboxes.  For example, include the appropriate checkboxes indicating whether these securities are being registered pursuant to Rule 415.

Response:

The requested disclosure has been added.

Prospectus Cover Page

7.

Disclose the date when the offering by the company will end, any minimum purchase requirements, and any arrangements to place the funds in an escrow, trust or similar account.  See Regulation S-K Item 501(b)(8).

Response:

The requested disclosure has been added as follows:

The offering of our shares to the claimants will terminate on June 30, 2011.  There is no minimum number of claimants which must accept our offer.  Since will receive no funds in connection with the offering our shares to the claimants, there will be no escrow.

8.

Disclose, if true, that the offering by the company will be conducted on a best efforts basis by your officers and directors, and identify the officers and directors.  See Regulation S-K Item 501(b)(8).  If your officers and directors will be relying on the safe harbor in Rule 3a4-1 of the Securities Exchange Act of 1934 to sell the securities, tell us in your response letter how each element of the rule will be met.

Response:

The requested disclosure has been added.  The offering to the claimants will be by the Company’s president, John E. Baker, who will receive no compensation for the offering or sale of the shares to the claimants.  See for example the disclosure on Page 1 of the prospectus, which reads as follows:

The offer to the claimants will be made directly by our president, John E. Baker to the general creditors and investors of Valley Rivet Company and Transcolor Corp. and Marshall & Ilsley Trust Co., the Indenture Trustee, for the Senior Note Holders of Transcolor Corp./Alleco, Inc.  There has been an indication that some of the claimants are interested in accepting shares of our common stock in exchange for their claims.  As of the date of this prospectus, we are unable to determine how many of the claimants are likely to accept our offer, inasmuch as we cannot make a formal offer until after the effective date of this prospectus.  We will issue shares to the claimants who accept our settlement offer, even if all of the claimants do not accept.  There will be no compensation paid to Mr. Baker in connection with the offering of our shares.

9.

Clearly highlight here and throughout the prospectus that, since there is no minimum amount of shares that must be sold by the company, you may receive no proceeds or very minimal proceeds from the offering.

Response:

The requested disclosure has been added.  See for example the following:

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock offered by this prospectus to the claimants or the selling stockholders.  See “Selling Stockholders” and “Plan of Distribution.”

10.

Please prominently disclose that the company is a shell company.  Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i).  Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

Response:

The requested disclosure has been added.  See for example the following, which is contained in “Risk Factors”:

VR Holdings is classified as a “shell company” under the Exchange Act.

VR Holdings is a “shell company” as defined by Rule 12b-2 promulgated under the Exchange Act.  Accordingly, the securities sold in this offering to the claimants can only be resold through registration under the Securities Act, Section 4(1) of the Securities Act, if available, for non-affiliates, or by meeting the conditions of Rule 144(i) promulgated under the Securities Act.

A “shell company” means a registrant, other than an asset-backed issuer, that has:

•

No or nominal operations; and

•

Either, (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The provisions of Rule 144(i) providing for the six month holding period are not available for the resale of securities initially issued by a “shell company.”

Notwithstanding paragraph (i)(1) of Rule 144, if the issuer of the securities previously had been an issuer described in paragraph (i)(1)(i) but has ceased to be an issuer described in paragraph (i)(1)(i); is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; has filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports, and has filed current “Form 10 information” with the SEC reflecting its status as an entity that is no longer an issuer described in paragraph (i)(1)(i), then those securities may be sold subject to the requirements of Rule 144 after one year has elapsed from the date that the issuer filed “Form 10 information” with the SEC.

The term “Form 10 information” means the information that is required by SEC Form 10, to register under the Exchange Act each class of securities being sold under Rule 144.  The Form 10 information is deemed filed when the initial filing is made with the SEC.

VRH has filed Form 10 information by virtue of the filing of the registration statement with respect to this prospectus.  Consequently, the investors in our common stock whose shares are not registered for resale by means of this prospectus and who are still subject to the requirements of Rule 144 will be able to sell their shares one year after the filing of the registration statement of which this prospectus is a part assuming the investors have met all of the other requirements of Rule 144, absent a registration statement or other exemption from registration as discussed in this prospectus.

In order for Rule 144 to be available, VRH must have certain information publicly available.  We plan to publish information necessary to permit transfer of shares of our common stock in accordance with Rule 144 of the Securities Act, inasmuch as we have filed the registration statement with respect to this prospectus.

Prospectus Summary, Page 1

11.

Disclose that no minimum amount of securities must be sold in this offering by the company.  As a result, potential investors will not know how many securities will ultimately be sold and the amount of proceeds the company will receive from the offering.  If the company sells only a few securities, potential investors may end up holding shares in a company that:

•

hasn’t received enough proceeds from the offering to begin operations; and

•

has no market for its shares.

Response:

The requested disclosure has been added.  See for example the following, which is located on Page 2 of the prospectus:

There is no minimum number of shares which must be issued to the claimants.  Therefore, the claimants will not know how many of our shares will ultimately be issued.  If only a few of the claimants accept our shares, they may end up holding shares in a company that does not enough funding to ensure that its operations may continue or with no market value for its shares.  Although VR Holdings has no legal obligation to the claimants, our ability to continue operations depends to a large degree on the success of our litigation efforts, since we are not planning on raising any funds by means of this offering or any other fund raising activities.  If we are not successful in our litigation efforts, our proposed business will most likely fail.  See “Business – Legal Proceedings.”

12.

Please clarify throughout the prospectus the extent to which you are relying on any successful outcomes from your pending litigation to fund the company and any planned business operations.

Response:

The requested disclosure has been added.  See for example the following, which is located on Page 3 of the prospectus:

There is no minimum number of shares which must be issued to the claimants.  Therefore, the claimants will not know how many of our shares will ultimately be issued.  If only a few of the claimants accept our shares, they may end up holding shares in a company that does not enough funding to ensure that its operations may continue or with no market value for its shares.  Although VR Holdings has no legal obligation to the claimants, our ability to continue operations depends to a large degree on the success of our litigation efforts, since we are not planning on raising any funds by means of this offering or any other fund raising activities.  If we are not successful in our litigation efforts, our proposed business will most likely fail.  See “Business – Legal Proceedings.”

13.

Disclose that the company has over $7.7 million of past due and currently due debt.

Response:

The requested disclosure has been added.  See for example the following, which is located on Page 5 in the “Risk Factors” section of the prospectus:

We may not be successful in our current litigation.

As disclosed in our financial statements attached to this prospectus, we have liabilities of $7,725,456, which are the subject matter of the various lawsuits described in this prospectus.  Our ability to continue operations depends to a large degree on our success in exchanging our debts with the claimants for shares of our common stock.  If we are not successful in our litigation efforts or we are unable to secure exchanges of our stock for debt with the claimants, we will continue to owe a substantial sum of money, which we cannot repay.  See “Business – Legal Proceedings.”

Also see, the disclosure contained on Page 16 of the prospectus, the following:

As of March 31, 2010, our subsidiaries had outstanding liabilities of $7,725,456, all of which is past due or payable within 12 months.  VR Holdings does not have any liability with respect to the liabilities.  However, we will attempt to reduce, if not satisfy this entire amount by offering our shares to the claimants, in exchange for a full release of all accepting claimants.  We also are attempting to obtain funds in the successful conclusion of our lawsuit.  See “Business – Legal Proceedings.”  There is no likelihood that we can refinance the amount or extend the due date of the claims against our subsidiaries.  In the event that we are unsuccessful in our litigation, we would be required to raise additional equity capital.

The Offering, Page 2

14.

In your response letter, tell us whether you have any discussions with any of the claimants prior to the filing of the registration statement regarding the offer of securities in complete settlement and release of their claims.

Response:

A former employee contacted several of the Senior Note Holders to determine if they might be interested in accepting shares of the Company’s common stock in lieu of their claims.

15.

We note your statement of page two that prior to the issuance of your shares to a claimant such claimant “must accept the shares in complete settlement and release of all claims against VR Holdings.”

Please expand your disclosure to address the manner in which you will obtain the release.  In addition, disclose whether you have had discussions with any of the claimants regarding either the amount of shares such claimants will receive or the likelihood of their acceptance.  Please disclose whether you will issue shares to a portion of the claimants involved in a matter if not all claimants in such matter agree to your settlement offer.

Response:

The requested disclosure has been added.  See Page 2 of the prospectus which reads as follows:

The offer to the claimants will be made directly by our president, John E. Baker to the general creditors and investors of Valley Rivet Company and Transcolor Corp. and Marshall & Ilsley Trust Co., the Indenture Trustee, for the Senior Note Holders of Transcolor Corp./Alleco, Inc.  There has been an indication that some of the claimants are interested in accepting shares of our common stock in exchange for their claims.  As of the date of this prospectus, we are unable to determine how many of the claimants are likely to accept our offer, inasmuch as we cannot make a formal offer until after the effective date of this prospectus.  We will issue shares to the claimants who accept our settlement offer, even if all of the claimants do not accept.  There will be no compensation paid to Mr. Baker in connection with the offering of our shares.

16.

We note your disclosure regarding the manner in which you determined the number of shares to be issued to the claimants.  Please expand your disclosure to indicate who determined the value of $4.47 per share that was used in this calculation.  Explain your reference to “the total estimated claim of VR Holdings” and quantify the components of the total estimated claim.  We also note the calculations set forth in Schedule A, B and C on page 51 of your prospectus.  Please explain how your description of the calculation of shares proposed to be issued to the claimants on page two is consistent with the calculations contained on page 51.

Response:

The requested disclosure has been added.  See Page 2 of the prospectus which reads as follows:

The calculation of shares proposed to be issued to the claimants is based upon the original amount owed or due certain parties plus interest accrued at a cumulative annual rate of six percent through December 31, 2007.  The resulting total due was then divided by $4.47 to determine the actual number of shares to be issued.  The value of $4.47 per share was based upon the total estimated claim of VR Holdings which is composed of lost income of VR Holdings and the VRH Subsidiaries, liabilities of VR Holdings at the date of bankruptcy or ceasing of operations, as the case may be, and other related costs such as legal expenses plus an interest assumption.  Before any shares of our common stock are issued to a claimant by means of this prospectus, as described below, the claimant must accept the shares in complete settlement and release of all claims against VR Holdings.

17.

It appears that the litigation referenced in the first bullet point, Marshall & Isley Trust Co. v. Morton M. Lapides, et al., relates to a personal judgment against Mr. Lapides.  Please explain why the company is seeking to issue company shares in settlement of this personal liability.

Response:

All references to the Marshall & Isley Trust Co. v. Morton M. Lapides, et al. litigation have been deleted.

18.

The second bullet point on this page references the 1,659,395 shares to be offered to the creditors of Valley Rivet Company as shown “on Schedule B” to your prospectus.  It appears that this should be a reference to “Schedule A” to your prospectus.  Please revise or advise.

Response:

We do not understand your request.  We can find no discrepancy.

19.

We note your disclosure that all selling shareholders will be limited to selling their shares at $.10 per share until the shares are quoted on the Pink Sheets or the OTC Bulletin Board.  Please provide risk factor disclosure of the impact that the concurrent selling shareholder offering may have on the ability of the company to sell its shares in the event that the shares are quoted on the Pink Sheets or the OTC Bulletin Board.  In this risk factor, address the conflict presented by allowing the selling shareholders to sell their shares at market prices or other negotiated prices when the company is limited to selling at $.10 per share.  Specifically address the adverse effect that this may have on the company’s ability to sell shares on a self-underwritten basis and receive any proceeds.  Also provide clear and prominent disclosure of this aspect of the offering in the prospectus summary.

Response:

Since we are not selling shares to new investors this comment is no longer applicable.

20.

Please revise to create a new risk factor that highlights the risks posed by the lack of experience of your officers in operating and managing a company in a similar industry.

Response:

We have revised a risk factor on Page 4 of the prospectus as follows:

We need to hire specialized personnel.

Although we are committed to the continued development and growth of our business, we will need to engage specialized key personnel, such as underwriters and legal personnel, to assess risks of investing in lawsuits and to assist VRH in the execution of our business model, inasmuch as John E. Baker, our chief executive officer, does not possess the requisite level of expertise to perform such functions.  Further, Mr. Baker will not devote his entire working efforts to our business, since he is currently employed as chief financial officer and treasurer of Inware Technologies, Inc.  It is possible that we will not be able to locate and hire such specialized personnel on acceptable terms.

21.

Please revise to create a new risk factor that discusses the risks that your pending litigation will not be successful and discusses any negative developments in your litigation to provide context.

Response:

We have revised a risk factor on Page 5 of the prospectus as follows:

We may not be successful in our current litigation.

As disclosed in our financial statements attached to this prospectus, we have liabilities of $7,725,456, which are the subject matter of the various lawsuits described in this prospectus.  Our ability to continue operations depends to a large degree on our success in exchanging our debts with the claimants for shares of our common stock.  If we are not successful in our litigation efforts or we are unable to secure exchanges of our stock for debt with the claimants, we will continue to owe a substantial sum of money, which we cannot repay.  See “Business – Legal Proceedings.”

As described elsewhere in this prospectus, we are relying on the successful outcome of our litigation to fund our future operations, since we are not planning on raising any funds by means of this offering or any other fund raising activities.  If we are not successful in our litigation efforts, our proposed business will most likely fail.  See “Business – Legal Proceedings.”

22.

Please revise to create a new risk factor that highlights the risk posed by your dependence on Mr. Baker as well as the risks associated with the time he will devote to his other business activities (discussed on page 36).

Response:

We have revised a risk factor on Page 4 of the prospectus as follows:

We need to hire specialized personnel.

Although we are committed to the continued development and growth of our business, we will need to engage specialized key personnel, such as underwriters and legal personnel, to assess risks of investing in lawsuits and to assist VRH in the execution of our business model, inasmuch as John E. Baker, our chief executive officer, does not possess the requisite level of expertise to perform such functions.  Further, Mr. Baker will not devote his entire working efforts to our business, since he is currently employed as chief financial officer and treasurer of Inware Technologies, Inc.  It is possible that we will not be able to locate and hire such specialized personnel on acceptable terms.

23.

It appears that the issues discussed on pages 22-25 of your prospectus are significant factors that make the offering risky, and should therefore be reflected in your risk factors.  See Item 503 of Regulation S-K.  Please revise your disclosure to include risk factors highlighting these issues, including, but not limited to the “paucity of U.S. case law” addressing the legality of investing in federally registered intellectual property claims (disclosed on page 22), the potential difficulties or delays you may have in locating investments (disclosed on page 23), your description of the “loser pays system” in certain jurisdictions (on page 23), and the risks associated with possible underwriting errors (discussed on page 24).

Response:

We have added several new risk factors beginning on Page 7 of the prospectus as follows:

Paucity of U.S. case law.

The paucity of U.S. case law addressing the legality of investing in and assigning federally- registered intellectual property claims leaves considerable uncertainty as to the propriety of such investments in United States jurisdictions.  Certain U.S. courts have voided investments in cases involving federally-registered intellectual property claims as champertous.  Accordingly, there is a risk that a U.S. court could find VRH’s investment in any federally-registered intellectual property claims (or any other claims) champertous and render void the investment.

Inability to locate investments.

The success of VRH will be dependent upon, inter alia, our identification, making, and management of, and realization on, suitable investments in litigation and arbitration cases.  As at the date of this prospectus, we have not identified a sufficient number of claims in which to invest any of our proposed capital, and we may not be able to identify, in a timely fashion or at all, a sufficient number of suitable investments in claims that meet the diversification and underwriting requirements of VRH and that are in jurisdictions where such investments are permitted.

Initial and/or future investments may be delayed or made at a relatively slow rate because among other things:

•

We intend to conduct due diligence prior to making an investment;

•

We may conduct extensive negotiations in order to facilitate an investment;

•

Attractive investments may not be identified or available at the rate currently anticipated by us due to competition from other investors or other factors; and

•

Only investments in jurisdictions where VRH receives a reasoned legal opinion to the effect that such an investment will not breach laws or professional ethics rules, will be considered.

It may, therefore, take a significant amount of time to invest VRH’s capital fully and a significant proportion of our capital may not be invested in investments for an indefinite period.  There is no obligation on VRH to invest any of our capital within a certain time period.

Our business model depends upon referral relationships.

Our investment strategy means that we will rely to a very significant extent on maintaining active communication with legal professionals in order to provide us with opportunities for investment.  If VRH fails to maintain relationships with key legal professionals or such professionals perceive VRH’s proposed investment may make the particular claim susceptible to challenge or VRH fails to establish strong referral relationships with other sources of investment opportunities, we will not be able to grow our portfolio and achieve our investment objective.  In addition, persons with whom we may form relationships will not be obliged to provide VRH with investment opportunities and, therefore, it is possible we will not be able to locate investments.

The cases in which VRH may invest may not be successful.

The cases in which VRH may invest, either directly or through loans to law firms, may not be successful or pay the returns targeted by us.  If any of the cases, claims or disputes in which we might invest, either directly or through loans to law firms, are unsuccessful or produce investment returns below those expected by us, the market price of our shares could be materially adversely affected.

VRH could be liable for the defendant’s costs and fees in a “loser pays system.”

In the event an investment is made by VRH in a claim pending in a jurisdiction with a ‘‘loser pays system,’’ VRH could be liable for the defendant’s costs and fees in the relevant case.  Even though VRH is likely to seek to purchase insurance against this event, we may not be able to locate such insurance on a commercially acceptable basis, or at all, or if purchased, in an amount adequate to cover costs assessed, which could result in a loss to VRH.  In the United States, costs are sometimes awarded against a loser in litigation; therefore, similar losses based on adverse costs awards could also result from investments here.  There are also laws in the U.S. which create liability for plaintiffs who are determined by a court to have brought litigation that is frivolous or groundless.  Although VRH plans to avoid investments in frivolous or groundless cases, VRH could be subject to losses if such a case (involving a direct investment or a loan by VRH) were determined by a court of competent jurisdiction to have been brought or supported by VRH.

Underwriting errors.

We may fail to correctly apply underwriting criteria applied to an investment, or may fail to account for a material risk factor to which an investment is subject.  The cases in which VRH may directly invest or finance through loans may be unsuccessful, take considerable time (whether because of appeals or otherwise) or result in a distribution of cash, new security or other assets, the value of which may be less than the investment to be made by VRH.  It may not be possible to dispose of any such security or other asset received for legal or professional ethics reasons.  VRH may incur additional costs in effecting a disposal of any such security or other assets.  Each of these matters could have a material adverse impact on the anticipated value of such investment.

“Our future revenues are unpredictable…”, Page 4

24.

Please revise this risk factor to more clearly address your ability to continue as a going concern.  Your disclosure should include the minimum level of capital that must be raised for the company to continue operating through 2010.

Response:

We have revised the risk factor as follows:

Our future revenues are unpredictable and our quarterly operating results may fluctuate significantly.

Although we were incorporated in 1998, we have no recent operating history, and have no recent revenue to date.  We cannot forecast with any degree of certainty whether any of our proposed litigation services will ever generate revenue or the amount of revenue to be generated.  In addition, we cannot predict the consistency of our quarterly operating results.  We are currently involved in one lawsuit more fully described in “Business - Legal Proceedings.”  If we are successful in the litigation, we plan on utilizing the proceeds to be received to fund our operations.  If we are not successful in the litigation, or if we receive only a minimal amount, we will not have sufficient money to fund our proposed operations.  In such event, we will have to raise capital either through equity or debt offerings.  As of the date of this prospectus, we must raise at least $100,000 through our litigation efforts, equity or debt offerings to fund our operation for the next 12 months.

Factors which may cause our operating results to fluctuate significantly from quarter to quarter include:

•

Our ability to be successful in litigation in which we might invest; and

•

Unanticipated delays or cost increases.

25.

We note your reference to proposed initiatives, which are expected to result in certain changes to accounting rules.  Please expand your disclosure to provide more detail regarding the anticipated changes you are referencing.

Response:

We have deleted the reference to proposed initiatives.

Use of Proceeds, Page 10

26.

We note your statement on page three that your proceeds will be used for the payment of litigation fees as well as working capital purposes.  Please expand your disclosure on page 10 to address what portion of the net proceeds you anticipate will be used to pay litigation fees.  See Item 504 of Regulation S-K.

Response:

Inasmuch as we are not raising any funds by means of this offering, this request is no longer applicable.  However, on Page 17 of the prospectus we do discuss our ongoing expenses, including litigation expenses as follows:

Financing Activities

We plan to fund our proposed operations from some or all of our litigation efforts.  If we are unsuccessful in our litigation, we will have to raise capital by means of borrowings or the sale of shares of our common stock.  At present, we do not have any commitments with respect to future financings.  If we are unable to raise the capital we need to finance our business, and our litigation is unsuccessful, our proposed business will likely fail.

At present, we do not have sufficient capital on hand to fund our proposed operations for the next 12 months.  We estimate that we will need at least $100,000 to funds our operations over the next 12 months.  The majority of these funds will be spent to fund the current ligation that has been filed.  Recently, The Cancer Foundation, Inc., a charitable foundation established by the uncle and father of Mr. Morton M. Lapides, Sr., who along with his wife are the controlling stockholders of Deoghe Corp., our majority stockholder, has made capital contributions of money to pay our current operating expenses.  However, we cannot continue to rely upon any future funding from The Cancer Foundation, Inc.

27.

Because this is best efforts, no minimum offering, please revise your Use of Proceeds, Capitalization, and Dilution sections to reflect the sale of varying amounts of the total amount being offered, including an amount as little as 10% of the offering proceeds.

Response:

Inasmuch as we are not raising any funds by means of this offering, this request is no longer applicable.

Use of Proceeds, Page 10

28.

Please expand your disclosure to address and quantify what changes in your results of operations, liquidity and capital resources and trends you expect as a result of your reorganization from a private company to a public company.

Response:

The requested disclosure has been added.  Please see page 17 of the prospectus, which provides, in part, as follows:

Liquidity and Capital Resources

Our primary source of liquidity has been expenses paid by The Cancer Foundation, which were primarily legal and accounting fees.  As of March 31, 2010, we had $0 in cash and cash equivalents.

As of March 31, 2010, our subsidiaries had outstanding liabilities of $7,725,456, all of which is past due or payable within 12 months.  VR Holdings does not have any liability with respect to the liabilities.  However, we will attempt to reduce, if not satisfy this entire amount by offering our shares to the claimants, in exchange for a full release of all accepting claimants.  We also are attempting to obtain funds in the successful conclusion of our lawsuit.  See “Business – Legal Proceedings.”  There is no likelihood that we can refinance the amount or extend the due date of the claims against our subsidiaries.  In the event that we are unsuccessful in our litigation, we would be required to raise additional equity capital.

By becoming a public company, VRH believes it will have the opportunity of raising funds in the public market as well as giving its stockholders the opportunity and means by which stockholders may buy or sell shares in VRH.  With the opportunity to raise additional funds, VRH will be able to increase its capital resources and thereby be able to increase its investments in legal actions.  This in turn will tend to increase operating results of VRH and give VRH the opportunity to generate operating profits for the benefit of VRH and its stockholders.  At the same time, being a public company, VRH gives the individual stockholder the opportunity to buy or sell shares of VRH.  By selling shares, the individual stockholder can generate funds and have liquidity.   Since VRH has no operating history and has no experience in selling its shares in the public market, it has no historical trends to use to base projections and cannot forecast it operating results or how its shares will be valued in the market place.  If VRH does not raise additional capital and/or does not generate profitable operations, VRH’s shares of common stock are likely to be adversely affected and have little or no value.  See “Risk Factors” for additional information concerning the operations of VRH.

Financing Activities

We plan to fund our proposed operations from some or all of our litigation efforts.  If we are unsuccessful in our litigation, we will have to raise capital by means of borrowings or the sale of shares of our common stock.  At present, we do not have any commitments with respect to future financings.  If we are unable to raise the capital we need to finance our business, and our litigation is unsuccessful, our proposed business will likely fail.

At present, we do not have sufficient capital on hand to fund our proposed operations for the next 12 months.  We estimate that we will need at least $100,000 to funds our operations over the next 12 months.  The majority of these funds will be spent to fund the current ligation that has been filed.  Recently, The Cancer Foundation, Inc., a charitable foundation established by the uncle and father of Mr. Morton M. Lapides, Sr., who along with his wife are the controlling stockholders of Deoghe Corp., our majority stockholder, has made capital contributions of money to pay our current operating expenses.  However, we cannot continue to rely upon any future funding from The Cancer Foundation, Inc.

29.

Provide an expanded discussion (quantified, if possible) of your anticipated plan of operations and the expected increases in expenses referenced throughout this registration statement.  For example, address the costs associated with: (i) obtaining written legal opinions that your investments are considered to be lawful and permitted under local laws and/or rules on professional ethics; (ii) your due diligence with respect to relevant claims (as referenced on page 20); and (iii) any other anticipated legal or other costs associated with negotiating and structuring your investments.  Also discuss your expected litigation costs associated with your pending litigation.

Response:

The requested disclosure has been added.

Impact of Inflation, Page 12

30.

We note your reference to your experience with “increased salaries.”  However, we also note that as of December 31, 2009 you had not paid a salary to any of your officers.  Please advise or revise.

Response:

The requested change has been made.

Liquidity and Capital Resources, Page 13

31.

Please explain the nature of the “expenses” that have been paid by The Cancer Foundation to date.

Response:

The requested disclosure has been added.  Please see Page 17 of the prospectus, which reads in part as follows:

Liquidity and Capital Resources

Our primary source of liquidity has been expenses paid by The Cancer Foundation, which were primarily legal and accounting fees.

32.

Refer to the first paragraph of page 14, which says the registrant has over $7.7 million of past due and currently due debt.  Please expand your discussion of liquidity and capital resource to provide a more detailed discussion of how you plan to satisfy these obligations in light of the fact that maximum proceeds of the proposed offering would be inadequate to repay this debt.

Response:

The requested disclosure has been added.  Please see page 17 of the prospectus, which provides, in part, as follows:

Liquidity and Capital Resources

As of March 31, 2010, our subsidiaries had outstanding liabilities of $7,725,456, all of which is past due or payable within 12 months.  VR Holdings does not have any liability with respect to the liabilities.  However, we will attempt to reduce, if not satisfy this entire amount by offering our shares to the claimants, in exchange for a full release of all accepting claimants.  We also are attempting to obtain funds in the successful conclusion of our lawsuit.  See “Business – Legal Proceedings.”  There is no likelihood that we can refinance the amount or extend the due date of the claims against our subsidiaries.  In the event that we are unsuccessful in our litigation, we would be required to raise additional equity capital.

33.

Please expand your disclosure to address whether you have attempted to seek extensions of or refinance any of your outstanding debt.  Disclose any penalties or fines accruing on the past due amounts.

Response:

The requested disclosure has been added.  Please see page 17 of the prospectus, which provides, in part, as follows:

Liquidity and Capital Resources

As of March 31, 2010, our subsidiaries had outstanding liabilities of $7,725,456, all of which is past due or payable within 12 months.  VR Holdings does not have any liability with respect to the liabilities.  However, we will attempt to reduce, if not satisfy this entire amount by offering our shares to the claimants, in exchange for a full release of all accepting claimants.  We also are attempting to obtain funds in the successful conclusion of our lawsuit.  See “Business – Legal Proceedings.”  There is no likelihood that we can refinance the amount or extend the due date of the claims against our subsidiaries.  In the event that we are unsuccessful in our litigation, we would be required to raise additional equity capital.

Financing Activities, Page 14

34.

We note your disclosure that you do not have sufficient capital to fund your proposed operations for the next 12 months.  Please quantify, to the extent practicable, both your short-term and long-term capital needs.

Response:

The requested disclosure has been added.  Please see page 17 of the prospectus, which provides, in part, as follows:

Financing Activities

We plan to fund our proposed operations from some or all of our litigation efforts.  If we are unsuccessful in our litigation, we will have to raise capital by means of borrowings or the sale of shares of our common stock.  At present, we do not have any commitments with respect to future financings.  If we are unable to raise the capital we need to finance our business, and our litigation is unsuccessful, our proposed business will likely fail.

At present, we do not have sufficient capital on hand to fund our proposed operations for the next 12 months.  We estimate that we will need at least $100,000 to funds our operations over the next 12 months.  The majority of these funds will be spent to fund the current ligation that has been filed.  Recently, The Cancer Foundation, Inc., a charitable foundation established by the uncle and father of Mr. Morton M. Lapides, Sr., who along with his wife are the controlling stockholders of Deoghe Corp., our majority stockholder, has made capital contributions of money to pay our current operating expenses.  However, we cannot continue to rely upon any future funding from The Cancer Foundation, Inc.

35.

Please disclose the terms pursuant to which The Cancer Foundation has loaned you money.  Please clarify whether these loans represented the “payment of expenses” referenced on page 13.  File any agreements governing such loans as exhibits to your registration statement.  See Item 601(b)(10) of Regulation S-K.

Response:

The funds advanced by The Cancer Foundation to VR Holdings have been classified as capital contributions.  All references to loans have been deleted.

Business, Page 16

36.

Provide us with objective support for your assertions regarding the marketplace in which you conduct business and revise your disclosure to indicate the basis for such statements, including the following:

•

There has been a recent trend towards eliminating or relaxing barriers to litigation financing (page 17);

•

Contingent fees are “commonplace” in U.S. court proceedings and they commonly rage between 25% and 33% of the plaintiff’s total recovery (page 17);

•

Your belief that the U.K. Legal Services Act 2007 will lead to “additional opportunities to finance claims” (page 18);

•

There are over 30 businesses advertising their services in the litigation financing business in the U.S., Australia, the U.K. and Germany (page 18); and

•

The structured settlement market has more than $80 billion structured settlements in force (page 27).

These are just examples.

Response:

We have eliminated many of the references described above and have changed others.  Please see the “Business” section of the prospectus.

Financing Litigation, Page 17

37.

We note your statement on page 17 that you intend to invest approximately 50% of your available funds through loans to law firms.  Please disclose how you will use the remaining 50%.

Response:

The disclosure has been modified.  Please see Page 20 of the prospectus, which reads in part as follows:

Financing Litigation

VRH intends to invest approximately 50 percent of our available funds through loans to law firms to finance legal fees and costs in connection with active participation in claims (through co-counsel agreements with other lawyers).  The remainder of our available funds will be kept in reserve to fund our ongoing operations.

Market Outside the U.S., Page 18

38.

Please expand your disclosure to address how you intend to “examine investments” in arbitrations that are pending in Europe and elsewhere.  Such disclosure should indicate whether you will hire outside consultants to assist in this process.

Response:

We have eliminated the discussion relative to investments in Europe and elsewhere.  Therefore, the request is no longer applicable.

Marketing, Page 19

39.

We note that your marketing will initially be made on a “discrete, professional-referral basis.”  We also note that your officers do not appear to have backgrounds in legal or other applicable industries.  Please expand your disclosure to specifically address how you will obtain these referrals.

Response:

The requested disclosure has been added.  Please see page 22 of the prospectus, which provides, in part, as follows:

Marketing

We will seek to find opportunities to make investments either through VRH or through loans to law firms.  In addition, if considered permissible under local laws and rules on professional ethics, VRH may compensate third-party case finders with participation interests or referral fees in cases in which VRH invests.  Before any such incentive payment is made, opinions from appropriately-qualified independent lawyers will be sought confirming that such payments are considered to be legal and ethical.  It is anticipated that the incentives offered by VRH to referring lawyers (where appropriate) will result in a substantial flow of case opportunities.  VRH does not plan to advertise its services on a retail basis.  Initially, all marketing undertaken on behalf of VRH will be on a discrete, professional-referral basis only.  We intend to engage the services of attorneys and consultants to the legal industry to assist us in our marketing efforts.

Overview of Underwriting Model, Page 20

40.

Please disclose when you will adopt the investment criteria you describe herein and indicate whether you will rely on the assistance of any outside advisors to develop or implement such criteria.  If management will develop this criteria, identify the relevant experience management has with respect to the development of these models.

Response:

The requested disclosure has been added.  Please see page 22 of the prospectus, which provides, in part, as follows:

Overview of Underwriting Model

After consultation with outside advisers and upon receipt of sufficient funds to pay for such advice either from success in VRH’s litigation efforts or through receipt of funds from borrowing or sales of common stock, VRH will adopt criteria that must be satisfied before an investment can be made (whether directly or by way of loan to a law firm).  These criteria will be regularly reviewed to ensure that appropriate risk-evaluation methods are in place.  The underwriting process will include an evaluation of traditional litigation risk elements, such as liability, quantum and collection risks, the experience and track record of the lawyers prosecuting the claim, the financial strength of the lawyers prosecuting the claim, the likelihood of the target defendants to settle the claim, the likelihood of recovery of a judgment or settlement, and whether the claim is wholly or partially insured.

Case Analysis Models, Page 20

41.

We note that you intend to use case analysis models you develop to assess potential cases in which to invest.  Please expand your disclosure to address any experience your management has with respect to the development of these models.

Response:

The requested disclosure has been added.  Please see page 22 of the prospectus, which provides, in part, as follows:

Case Analysis Models

After consultation with outside advisers and upon receipt of sufficient funds to pay for such advice either from success in VRH’s litigation efforts or through receipt of funds from borrowing or sales of common stock, before investing in a case, we intend to use case analysis models to be developed by us.  These will include case evaluation, underwriting, case tracking and risk diversification models and systems which will seek to analyze due diligence information, evaluate claim potential, peg optimal investment thresholds and case-type diversification, track case status and progress, and monitor investment yields for future application.

Legal and Professional Ethics Issues, Page 22

42.

Please quantify and indentify the number of states in the U.S. and, to the extent possible, other jurisdictions that will not permit you to make investments in litigation and arbitration cases.

Response:

We have modified the disclosure.  Please see page 24 of the prospectus, which provides, in part, as follows:

Legal and Professional Ethics Issues

There may be legal and professional ethics reasons why there have been limited investment opportunities in the area of claims purchase or litigation financing in the United States in the past.  These include prohibitions on purchasing claims from plaintiffs (known as maintenance, and a form of maintenance, called champerty), restrictions on assignment of certain kinds of claims, and ethical restrictions on participating in a lawyer’s contingent fee interests (including ethical rules against sharing fees with lawyers and non-lawyers).  A number of states in the United States may not, for legal and professional ethics reasons, permit us to make investments in litigation and arbitration cases either directly or through loans to law firms and accordingly we will not be able to make such investments in these jurisdictions, thereby limiting the number of potential investments we can make.

VRH, before investing or purchasing claims and upon receipt of sufficient funds to pay for such advice either from success in VRH’s litigation efforts or through receipt of funds from borrowing or sales of common stock, intends to obtain legal opinions in those jurisdictions where we wish to make investments in order to determine the validity of our proposed investment.  In many jurisdictions investment in and syndication of rights to the proceeds of legal claims is a novel concept, which has not been considered by the courts nor addressed by statute.  In certain jurisdictions, such as California, while no binding court decisions specifically disapprove of the practice, a court may still decline to enforce such arrangements if, for example, there is an indication that a non-party to a claim is in any way controlling the prosecution of that lawsuit, or if it appears that a non-lawyer is unlawfully engaged in the practice of law, or if the arrangement otherwise offends the public policy of the jurisdiction.

For each of our investments, VRH intends to rely on lawyers which we believe have suitable expertise to provide correct and accurate interpretation of the laws and ethics of the relevant jurisdiction as they apply to the investment in question.  However, in the event that such interpretations are incorrect or subject to qualifications our investments could be open to challenge or subsequently reduced in value or extinguished.

Changes in laws or ethical rules in jurisdictions where these restrictions currently do not apply could further reduce or limit opportunities for VRH to make investments as envisaged or could result in the diminution or extinction of the value of investments already made by VRH in such jurisdictions.

Key Personnel, Page 27

43.

Please expand your disclosure to discuss the aspects of Mr. Baker’s expertise that are relevant to the development of your business.  In addition, disclose that you do not have an employment agreement with Mr. Baker and indicate the amount of time that he will commit to the company.  We note your disclosure on page 36 that he is also the CFO and treasurer of Inware Company.

Response:

We have modified the disclosure.  Please see page 27 of the prospectus, which provides, in part, as follows:

Key Personnel

Our future financial success depends to a large degree upon the personal efforts of our key personnel.  In our formative period, John E. Baker, our chief executive officer, president, and chief financial officer, will play the major role in securing the services of those persons who can develop our business strategy and technology upon receipt of sufficient funds to pay for such services either from success in VRH’s litigation efforts or through receipt of funds from borrowing or sales of common stock.  While we intend to employ additional management and marketing personnel in order to minimize the critical dependency upon any one person, there can be no assurance that we will be successful in attracting and retaining the persons needed.  We do not have an employment contract with Mr. Baker, who will devote only a limited amount of time to our affairs, since he has a full-time job as chief financial officer and treasurer of Inware Technologies, Inc.

Legal Proceedings, Page 28

44.

Please file the assignment of the claims held by Mr. and Mrs. Morton M. Lapides, Sr. to VRH as an exhibit to your registration statement.  See Item 601(b)(10) of Regulation S-K.

Response:

The requested exhibit has been filed as Exhibit 10.10 to the registration statement.

The Basis of Our Litigation, Page 28

45.

Please disclose whether The Cancer Foundation actually donated $80 million to Johns Hopkins Hospital.

Response:

We have modified the disclosure.  Please see page 28 of the prospectus, which provides, in part, as follows:

The Basis of our Litigation

In the late 1980s, it was discovered that Mr. Lapides had pancreatic cancer and the outlook was not good.  In researching possible treatments, Mr. Lapides discovered that John Hopkins Hospital had an experimental program for the treatment of pancreatic cancer which consisted of standard treatment (chemotherapy) and alternative medicine.  Mr. Lapides volunteered to participate in the experimental program.

As a result of his successful treatment at John Hopkins Hospital, VRH decided to donate $80,000,000 to The Cancer Foundation, Inc.of which $75,000,000 was to be donated to Johns Hopkins Hospital.  With the destruction of VR Holdings by the actions allegedly taken by various parties as described below, VR Holdings was denied the funds it planned to donate to the Cancer Foundation, Inc. and the gift was never made.  The intended contribution became a claim of The Cancer Foundation.  On July 25, 2006, the $80,000,000 claim plus interest of The Cancer Foundation was exchanged By VR Holdings for 27,820,643 shares of the common stock of VR Holdings, Inc. using the exchange rate of $4.47 of claim value for every share of VR Holdings common stock.

Management, Page 35

46.

Please disclose, with respect to each director, the specific experience, qualifications, attributes or skills that led the board of directors to conclude that the person should serve as a director of the company.  See Item 401(e) of Regulation S-K.

Response:

We have modified the disclosure.  Please see page 33 of the prospectus, which provides, in part, as follows:

Executive Officers and Directors

The following table sets forth information concerning the directors and executive officers of VRH as of the date of this prospectus:

Name	Age	Position	Director Since
John E. Baker	70	Chairman of the Board, President, and Chief Financial Officer	2007
Lamar Neville	78	Secretary, Treasurer, and Director	2007
Harry J. Conn	89	Director	2007

The members of our board of directors are subject to change from time to time by the vote of the stockholders at special or annual meetings to elect directors.  Our current board of directors consists of three directors, none of whom have any expertise in our proposed business.  Upon receipt of sufficient funds to pay for consultants as described elsewhere in this prospectus either from success in VRH’s litigation efforts or through receipt of funds from borrowing or sales of common stock, we intend to seek directors and officers who would be able to properly execute our proposed business plan.

Conflicts of Interest, Page 38

47.

Disclose whether your policies and procedures for the review of related party transactions are in writing.  See Item 404(b) of Regulation S-K.

Response:

We have modified the disclosure.  Please see page 36 of the prospectus, which provides, in part, as follows:

Conflicts of Interest

With respect to transactions involving real or apparent conflicts of interest, we have adopted written policies and procedures which require that:

•

The fact of the relationship or interest giving rise to the potential conflict be disclosed or known to the directors who authorize or approve the transaction prior to such authorization or approval;

•

The transaction be approved by a majority of our disinterested outside directors; and

•

The transaction be fair and reasonable to us at the time it is authorized or approved by our directors.

48.

We note your statement that you intend to transact business with some of your officers, directors and affiliates as well as with firms in which some of your officers, directors or affiliates have a material interest.  Please disclose the nature of these relationships and material interests.

Response:

We have modified the disclosure.  Please see Response 47, above.

Summary of Cash and Other Compensation, Page 40

49.

We note that your executive officers have not yet received any salaries.  Please clarify when each of your executive officers will begin to receive a base salary.

Response:

We have modified the disclosure.  Please see page 38 of the prospectus, which provides, in part, as follows:

Summary Compensation Table

The following table sets forth, for our named executive officers for the two completed fiscal years ended September 30, 2008 and 2009:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
John E. Baker (1)	2008	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
John E. Baker (1)	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Lamar Neville (2)	2008	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Lamar Neville (2)	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

__________

(1)

Mr. Baker is our chairman of the board, president, and chief financial officer.

(2)

Mr. Neville is our secretary, treasurer, and director.

It is uncertain when, if ever, we will be in a position to compensate any of our officers or directors.  Before we can expect to provide for officer salaries, we will have to obtain a monetary victory in our lawsuits.  See “Business – Legal Proceedings.”

Financial Statements

Consolidated Statements of Operations, Page F-5

Consolidated Statements of Cash Flows, Page F-7

50.

Please revise to provide the audited financial statements for the year ended September 30, 2007, as required by Rule 3-02(a) of Regulation S-X.  Similarly please revise Selected Financial Data and Management’s Discussion and Analysis on page 13 to address the periods required under Items 301(a) and 303(a) of Regulation S-K.  Otherwise, please advise.

Response:

VR Holdings, Inc. is a smaller reporting company.  In accordance with Rule 8-02 of Regulation S X, only two years of audited financial statements are required.  Therefore, the audited financial statements for the year ended September 30, 2007 are not required.

Consolidated Statements of Shareholders’ Deficit, Page F-6

51.

Disclose why you have an accumulated deficit of $15,492,955 at the inception of the company and advise us.

Response:

VR Holdings, Inc. was incorporated in 1998 and re-entered the development stage as of July 25, 2006.  The VRH Subsidiaries have been included in the consolidated financial statements.  The accumulated deficit of $15,492,955 at July 25, 2006 of VR Holdings, Inc. is the combined accumulated deficit of VR Holdings, Inc. and the VRH Subsidiaries from inception to July 24, 2006.  Additional disclosure has been added to the policy note regarding development stage on page F-8.

52.

Your initial issuance of 363.5 million common shares for services appears to include the 314.7 million shares held by Deoghe Corp., which the penultimate paragraph of page 41 and the first bullet point of Item 15 on page 52 indicate were issued on July 25 (or 26), 2006 in exchange for the contribution of interests in litigation.  Please clarify and explain to us how you determined the recorded value of the 363.5 million common shares in the absence of an active trading market.  Address in your response the apparent contemporaneous exchange of 4.6 million common shares for $8.2 million of debt.

Response:

The value of the 363,501,734 shares issued in 2006 was determined similar to founders’ shares issued by a start-up company.  However, the amended capital structure had a par value of $0.000001 for the common shares which was determined to be low.  The amended capital structure provided for 550,000,000 authorized common shares and no preferred shares.  This replaced a capital structure of 1,300,000 authorized Class A common shares, 1,300,000 authorized Class B common shares and 1000,000 authorized preferred shares.  Therefore, the value of the shares was determined to be $0.0006545 per share based on the initial capital structure of the company as follows:

Initial number of Class A common shares authorized	1,300,000
Par value of Class A common shares	$ 0.10
Total par value of Class A common shares		$ 130,000
Initial number of Class B common shares authorized	1,300,000
Par value of Class B common shares	$ 0.10
Total par value of Class B common shares		130,000
Initial number of preferred shares authorized	1,000,000
Par value of Class A common shares	$ 0.10
Total par value of Class A common shares		100,000
Total initial par value of the company		$ 360,000
Divided by the amended number of authorized shares		550,000,000
Value per share		$ 0.0006545

The 314.7 million shares issued to Deoghe Corp. were in connection with the reorganization of VR Holdings, Inc. and not in exchange for the contribution of interests in litigation.  The disclosure on page 41 has been amended.

As the value of the shares issued in exchange for settlement of debt, a similar value was used.  However, as the settlement of debt was with a control party, no gain was recorded and the excess amount was recorded as additional contributed capital.

53.

In this regard, tell us and disclose in your summary of significant accounting policies how you account for and how you determine the value of your interests in litigation.

Response:

The interests in litigation are being accounted for as gain contingencies.  Therefore, no amounts have been recorded for these interests in the financial statements through March 31, 2010.

54.

Disclose and explain to us how you determined the value of the 26.0 million of common shares issued in fiscal 2009 for services in the absence of an active trading market.

Response:

As there is no active trading market for the Company’s common stock and no shares have been sold for cash, the value of $0.0006545 determined at inception was again used for the common shares issued in fiscal 2009.

55.

Similarly, disclose how you account for and determine the value of expenses paid for the benefit of VR Holdings by its shareholders.

Response:

As disclosed in Note 6 on page F-11, the expenses paid for the benefit of VR Holdings, Inc. are recorded as contributed capital for the Company.  The value recorded is the actual amounts paid on invoices from third parties.

Note 1 – Summary of Significant Accounting Policies

Nature of Operations and Organization, Page F-8

56.

Reconcile for us the disclosure in first paragraph of page F-8, which states that companies “MML, Inc (“MML”), Transcolor Corp. (“Transcolor”), Valley Rivet Company, Alleco, Inc. and Allegheny Pepsi Cola Bottling Company” are consolidated into the audited financial statements, to the disclosure in second paragraph of page 1 that “Alleco, Inc., Allegheny Pepsi Cola Bottling Company, Transcolor, Inc. and its subsidiary, Valley Rivet Company, Inc., and MMI, Inc. (collectively, the “VRH Subsidiaries”) are no longer in existence”.

Response:

The subsidiary companies are no longer active.  The disclosure on page 1 has been amended.

Note 3 - Debt, Page F-10

57.

Refer to the bullet points of Item 15 on page 52, which discloses the issuance of the registrant’s common shares in settlement of claims against VR Holdings.  Refer also to the last paragraph of page F-10, which discloses that the $6.4 million note payable carried on the books of the registrant dates back to 1993, was due in 1999 and was issued by a predecessor of Transcolor (a company which no longer exists).  Moreover, the sixth paragraph of page 32 discloses a $7.0 million corporate debt that is the personal liability of Mr. Morton M. Lapides.  Disclose in your financial statements the identities of the parties to whom the reported note payable is due.  Disclose the terms in which it is currently payable.  Explain to us how this note survived the ensuing bankruptcies and dissolution of the registrant’s subsidiaries and how it became a legal obligation of the registrant.

Response:

The note is payable to National City Bank of Minneapolis.  As a result of the judgment from the United States Bankruptcy Court for the District of Maryland, the note is currently due and accrues interest at 1.4% per annum.  The claim against Transcolor remains as the bankruptcy was not completed.  However, there are no assets remaining for Transcolor after the bankruptcy proceedings to satisfy this claim.  The bankruptcy trustee abandoned the bankruptcy due to lack of assets.  It is the Company’s intent to pay this debt.  Therefore, this liability remains on the consolidated balance sheet of VR Holdings, Inc.

58.

Reconcile the recorded $6.3 million carrying the value of this note to the $7.0 million amount of principle and interest disclosed in the last paragraph of page F-10.

Response:

The actual principal amount of the note payable was $6,399,610.  On June 13, 2003, the United States Bankruptcy Court for the District of Maryland granted a judgment against Mr. Lapides in the amount of $7,000,000 (principal on the notes of $6,399,610 and accrued interest of $600,390).

59.

Please include the fair value disclosures for this liability as required by ASC 820-1050-2.

Response:

The Company believes that the fair value for the note payable approximates the carrying amount.  An accounting policy on fair value of financial instruments has been added on page F-9.

Exhibits, Page 54

60.

Your exhibit index indicates that Exhibits 3.1, 3.2, 3.3, 3.4, 3.5 and 21 are filed with your registration statement; however, such exhibits were not included with your filing.  Please file these exhibits with your amended registration statement.

Response:

The missing exhibits have been added.

Exhibit 5.0

61.

Please have counsel revise his opinion to address both the shares being offered by the company and the shares being offered by selling shareholders.  In addition, since the company has already issued the shares to the selling shareholders, have counsel revise his opinion so that he does not qualify the opinion with “when issued.”

Response:

The opinion of counsel has been modified as requested.

62.

Please have counsel remove any indication that his legality opinion did not consider all relevant Delaware law or that he does not possess the expertise to opine on the legality of the shares under Delaware law.

Response:

The opinion of counsel has been modified as requested.

Exhibit 23.1 (23.2)

63.

Refer to the consent provided by your independent registered accountant, which refers to financial statements for the period from July 25, 2006 to September 30, 2010.  Please ask your auditors to revise their consent and refer to the actual dating of the financial statements for the period from July 25, 2006 to September 30, 2009 for which they provide their opinion on page F-3.

Response:

The consent of the auditors has been revised as requested.

Undertakings, Page 55

64.

Include the undertaking required by Item 512(h) of Regulation S-K.

Response:

The requested undertaking is not applicable, inasmuch as the Company is not requesting acceleration of the effective date or filing of the Registration Statement to become effective upon filing.

Signatures

65.

Please note that your registration statement must be signed by your controller or principal accounting officer.  See Instruction 1 to Item 17 of Form S-1.

Response:

The requested change has been made.

Please contact me, if you have any further comments or questions.

Very truly yours,

/s/ John E. Baker

John E. Baker,

Chief Executive Officer